Contact

www.linkedin.com/in/corbinreeves
(LinkedIn)

Top Skills

Design Documents
Boss Fights
Systems Design

Corbin Reeves

Game Designer | CEO & Creative Director at Azure Ravens | CCO at Creatify.gg | Game Design Professor | IGDA Ann Arbor Co-Chair
Ypsilanti, Michigan, United States

Summary

Hello! My name is Corbin John Reeves, and I am a Game Designer with a passion for System design, Combat design, and Narrative design.

Thanks to my incredible team and our supportive community, I am also the founder and Creative Director of Azure Ravens Entertainment. The opportunity to grow and build a studio in Michigan with such a standout team has been the pleasure of a lifetime.

In my free time, I get to pursue my hobby of education. I currently have the opportunity to teach at Kettering, Eastern, and Lawrence Tech. This opportunity has allowed me to support over 500 upcoming game developers at the start of their career journey. Having graduated from the Academy of Art University with an MFA in Game Design, I had a phenomenal set of professors to inspire me on my game design and educator journey.

I also volunteer as a Co-organizer of the Ann Arbor IGDA (International Game Developers Association) chapter. I focus on connecting the Michigan game development community and supporting Michigan game studios. We host monthly events both in person and virtually, so if you are looking for a remarkable community, join us at IGDA2.org.

I am always looking for fun and exciting projects to support and push my skills. I firmly believe in "always taking the meeting," so feel free to reach out and connect!

Experience

Azure Ravens Entertainment LLC
Chief Executive Officer and Creative Director

February 2018 - Present (6 years 3 months)
Ann Arbor, Michigan

Azure Ravens started as a company focused on contract design and development work. Over the past five years, I have grown the company to a team of 10, shipped a half dozen client projects, and led the company to a successful pre-seed round for our first major title.

Creatify.gg
Chief Creative Officer (CCO)
April 2024 - Present (1 month)

I joined Creatify at the start of their new venture into online education to help them build a platform designed by Educators for the next generation of Game Developers. I am responsible for content development, product development, and assisting in company strategic development.

Kettering University
Adjunct Professor
January 2022 - Present (2 years 4 months)
Flint, Michigan, United States

I was hired to redesign and instruct "Introduction to Game Design." Following the success of that course, I have designed and taught the following courses: "UI/UX," "Narrative Design," "Intro to Computer Science (Python)," "The History of Video Games," and "Computer Graphics."

Additionally, while at Kettering, I have focused on increasing the connection between Kettering and the developing Midwest game development community to provide more opportunities for students focused on game development.

Lawrence Technological University
Adjunct Professor
January 2024 - Present (4 months)

Recruited to teach Game Genre Development (Unity) and the Digital Spaces Lab (Unreal).

Eastern Michigan University
Lecturer
September 2019 - Present (4 years 8 months)

I am the primary lecturer for Eastern Michigan Universities' gaming side of the Simulation, Animation, and Gaming program. I have redesigned the following courses, Intro to game design, Unity 1, and Unity 2. I have also designed and pitch the following courses for university consideration, Advanced Design, Level Design, Unreal Engine, Virtual Production, and the business of gaming.

Plymouth Family YMCA
Site Director and Camp Director
August 2013 - January 2020 (6 years 6 months)
Plymouth, Michigan

As Coordinator and Camp Director I practice team oriented management and execute goal oriented action plans to implement changes to better the program for all of our children. As coordinator I am responsible for the maintenance of the accounts and enrollment in our program. This role is heavily focused in nonprofit management.

Eagles Development Association
Founder and President
October 2017 - April 2019 (1 year 7 months)
Ypsilanti, Michigan

We are a group of Game Designers, Programmers, Artists, Animators, and writers at Eastern Michigan University. Our goal is to elevate students to a level of industry readiness through; portfolio development, internship placement, small group projects, and guest lectures by Industry professionals.

Forged Chaos LLC
Game Designer
November 2018 - March 2019 (5 months)

I worked on the title Trials of Ascension: Exiles as a Game designer. My focus was on the redesign of systems, updating the game to enhance the experience, increase player retention, advanced AI behaviors, and nonlinear story development.

Avalon Games, LLC
Narrative Designer
April 2018 - August 2018 (5 months)

While at Avalon games I worked on the title Sovereign Story as a narrative designer. My focus was on the initial main quest design with a heavy focus on a branching narrative that impacts the overall story and surrounding interactions. The project is being developed in Unreal Engine and we utilized narrative design tools such as twine and articy draft.

Sporcle, Inc.

Entertainment Specialist and Host
January 2017 - October 2017 (10 months)
Canton, Michigan

I work as a host running shows and driving up revenue for bars while providing entertainment, music,and trivia games to those attending the bar. While hosting shows I engage in active marketing of specials and drinks. My job also entails social media based marketing strategies to drive up attendance at the bar and my shows.

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Education

Academy of Art University
MFA Game Development, Game Design · (January 2019 - December 2023)

Masterclass in Bossfight Design
By Marie Mejerwall · (October 2023 - November 2023)

Eastern Michigan University
Psychology of Business | Game Design and Promotion · (2016 - 2019)

Washtenaw Community College
Associate's degree, Psychology · (2013 - 2015)